The information in this prospectus supplement relates to an effective registration statement under the Securities Act of 1933 and is subject to change. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JULY 3, 2001



PROSPECTUS SUPPLEMENT
(To Prospectus dated May 30, 2001)



[GRAPHIC OMITTED]




                              RAIT INVESTMENT TRUST
                                    2,100,000

                                  Common Shares
                             of Beneficial Interest




   We are selling 2,100,000 of our common shares of beneficial interest. We will receive all of the net proceeds from this sale. Our common shares are listed on the American Stock Exchange under the symbol "RAS". The last reported sales price of our common shares on July 2, 2001 was $16.25 per share.

   Investing in our common shares involves risks. You should read the section titled "Risk Factors" beginning on page 2 of the accompanying prospectus for a discussion of certain factors you should consider before buying our common shares.


                                                               Per Share   Total
                                                               ---------   -----
Public offering price .....................................     $          $
Underwriting discounts ....................................     $          $
Proceeds, before expenses, to us ..........................     $          $


   The total public offering price and the proceeds, before expenses, to us include the proceeds of the sale of 105,000 common shares to Resource America, Inc. and up to a maximum of 50,000 additional common shares to our trustees and officers, together with their friends and relatives, at the public offering
price less the underwriting discount of $      per share.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

   We have granted the underwriters an option to purchase an additional 315,000 common shares at the public offering price, less the underwriting discounts, solely to cover over-allotments, if any.

    We expect that the common shares will be ready for delivery on or about July , 2001.





FRIEDMAN BILLINGS RAMSEY                             U.S. BANCORP PIPER JAFFRAY





            The date of this prospectus supplement is July   , 2001

                           FORWARD-LOOKING STATEMENTS


   This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions, are intended to identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including, among other things:

   o business conditions and the general economy, especially as they affect interest rates;

   o defaults by borrowers in paying debt service on our loans, particularly our subordinated and discounted loans;

   o illiquidity of our portfolio of loans and property interests;

   o inability to originate or acquire loans or property interests on favorable terms; and

   o inability to maintain our real estate investment trust qualification.

   Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are discussed in the "Risk Factors" section of the prospectus that accompanies this prospectus supplement, as well as from time to time in reports filed by us with the Securities and Exchange Commission, including Forms 10-Q and 10-K.

   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.


                            ------------------------


   You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement replaces any inconsistent information in the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

                                   OUR COMPANY


   We are a Maryland real estate investment trust. We have three principal business activities:

   o we make real estate loans directly to borrowers,

   o we acquire real estate loans from others, and

   o we acquire real properties or interests in real properties.

   We seek to generate income for distribution to our shareholders from a combination of interest, rents, distributions in respect of rents where we own an equity interest in real property, and proceeds from the sale of our investments. At March 31, 2001, we had 28 loans with an aggregate book value of $136.9 million and five properties with an aggregate book value of $105.8 million.

   Our principal office is located at 1818 Market Street, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 861-7900.

                               RECENT DEVELOPMENTS

   Subsequent to March 31, 2001, we sold 420,000 of our common shares pursuant to the exercise of an underwriters' over-allotment option with respect to an offering that closed March 28, 2001. We received approximately $5.4 million of net proceeds from the exercise of the over-allotment option.

                                  THE OFFERING


Common shares offered............................................................    2,100,000 shares(1)

Common shares to be outstanding after this offering..............................    11,630,701 shares(2)

Use of proceeds..................................................................    To originate loans, acquire loans and
                                                                                     acquire property interests.

American Stock Exchange symbol...................................................    RAS

------------
(1) 2,415,000 shares if the underwriters exercise their over-allotment option in full.

(2) 11,945,701 shares if the underwriters exercise their over-allotment option in full. Does not include shares reserved for issuance under our employee stock option plan or shares issuable on the exercise of warrants.

                                 USE OF PROCEEDS


   The net proceeds from the sale of the 2,100,000 common shares in this offering will be approximately $31.5 million after deducting the underwriting discount and the estimated expenses of the offering, assuming an offering price of $16.00 per share. We intend to use the net proceeds from the sale of our common shares to originate loans, acquire loans and acquire property interests. Pending investment, we will hold the net proceeds in interest- bearing bank accounts or use the net proceeds to purchase marketable, interest-bearing securities.


                                 CAPITALIZATION

   The following table sets forth our capitalization, as of March 31, 2001, and as adjusted to reflect:

   o our sale of 420,000 common shares pursuant to the exercise of an underwriters' over-allotment option relating to an offering that closed March 28, 2001;

   o our sale of 2,100,000 common shares in this offering, assuming an offering price of $16.00 per share; and

   o our issuance in April 2001 of 459 common shares pursuant to our dividend reinvestment plan.


                                                        Actual    As Adjusted(1)
                                                       --------   --------------
                                                            (in thousands)
Secured line of credit(2) .........................    $    -0-      $    -0-
Minority interest .................................       2,702         2,702
Shareholders' equity
Preferred shares, par value $.01 per share;
   25,000,000 shares authorized; no shares
   outstanding; no shares outstanding,
   as adjusted.....................................         -0-           -0-
Common shares, par value $.01 per share;
   200,000,000 shares authorized; 9,110,242 shares
   outstanding; 11,630,701 shares outstanding, as
   adjusted(3).....................................          91           116
Additional paid-in capital ........................     122,908       159,791
Retained earnings .................................       3,717         3,717
                                                       --------      --------
   Total shareholders' equity......................     126,716       163,624
                                                       --------      --------
   Total capitalization............................    $129,418      $166,326
                                                       ========      ========

------------
(1) Including net proceeds of this offering, after deducting expenses of this offering that are payable by us, assumed to be $250,000.

(2) Does not include indebtedness of $132.1 million that is recourse only to a specific property or investment.

(3) Assumes no exercise of the underwriters' over-allotment option to purchase up to an additional 315,000 common shares, and excludes shares issuable pursuant to warrants granted to underwriters in connection with our initial public offering and shares reserved for issuance under our employee stock option plan.

      SUPPLEMENTAL FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

   Based on various factual representations made by us regarding our operations, in the opinion of Ledgewood Law Firm, P.C., our counsel, commencing with our taxable year ended December 31, 1998, we have been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and our method of operating has enabled us, and will enable us, to meet the requirements for qualification and taxation as a REIT. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Ledgewood Law Firm, P.C. will not review our operations and cannot assure you that our actual operations will meet these requirements. The opinion of Ledgewood Law Firm, P.C. is not binding on the Internal Revenue Service or any court. The opinion of Ledgewood Law Firm, P.C. is based upon existing law, Internal Revenue Service regulations, currently published administrative positions of the Internal Revenue Service and judicial decisions, all of which are subject to change either prospectively or retroactively.

   On June 7, 2001, President Bush signed into law the Economic Growth and Tax Relief Reconciliation Act of 2001. The 2001 Act did not change any aspects of REIT taxation. However, the 2001 Act reduces the highest marginal individual tax rate, as referred to in the accompanying prospectus section titled "Federal Income Tax Consequences of Our Status as a REIT--Capital Gains and Losses," to 38.6% for the period July 1, 2001 to the end of 2001 (for an effective maximum rate of 39.1% for all of 2001), to 38.6% for the period 2002 to 2003, to 37.6% for the period 2004 to 2005 and to 35% for the period 2006 to 2010. The 2001 Act also reduces the backup withholding tax rate, as referred to in the accompanying prospectus section titled "Federal Income Tax Consequences of Our Status as a REIT--Information Reporting Requirements and Backup Withholding."

                                  UNDERWRITING

   Friedman, Billings, Ramsey & Co., Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common shares is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters must take and pay for all of the common shares offered, other than those covered by the over- allotment option described below, if any of these shares are taken.

        Underwriter
                                                                        Number of shares
                                                                        ----------------
        Friedman Billings Ramsey & Co., Inc.........................

        U.S. Bancorp Piper Jaffray Inc..............................
                                                                           ---------
          Total ....................................................       2,100,000
                                                                           =========


   The following table shows the per share and total underwriting discounts we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 315,000 additional common shares.

                                                            No exercise    Full exercise
                                                            -----------    -------------
        Per share .......................................     $               $
          Total .........................................     $               $

   The underwriters propose initially to offer our common shares directly to the public at the initial public offering price set forth on the cover of this prospectus supplement, and to certain dealers at such price less a concession
not in excess of $      per share. The underwriters may allow, and the dealers
may reallow, a concession not in excess of $       per share on sales to
certain dealers.

     We expect to incur expenses of approximately $           in connection with
this offering.

   At our request, the underwriters have reserved 105,000 common shares for sale to Resource America and up to a maximum of 50,000 additional common shares to our officers and trustees, together with their friends and relatives, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement. Resource America has agreed not to offer, sell or contract to sell or otherwise dispose of those shares, without the prior consent of the representatives of the underwriters, for a period of 90 days following the conclusion of this offering.

   We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 315,000 additional common shares to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the common shares covered by their option exercise.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

   In connection with the offering, the underwriters may engage in certain transactions that stabilize the price of our common shares. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common shares. If the underwriters create a short position in our common shares in connection with the offering, that is, if they sell more than the 2,100,000 shares that are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing our common shares in the open market. In general, the purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

   Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once begun, will not be discontinued without notice.

   One of the representatives, Friedman Billings Ramsey, has provided, and each of the representatives and their affiliates may in the future provide us with investment banking or other services. Friedman Billings Ramsey received, and the representatives may in the future receive, customary compensation for these services. Entities associated with Friedman Billings Ramsey beneficially own 344,575 common shares, or 3.8% of our outstanding common shares, and hold warrants to purchase 141,667 common shares at an exercise price of $15.00. These warrants are currently exercisable and terminate January 14, 2003. We registered the common shares underlying the warrants for resale. During the warrant exercise term, the warrant holder is given the opportunity to profit from a rise in the market price of the common shares. To the extent that the warrants are exercised, our common shareholders' interests may be diluted. In addition, the terms upon which we will be able to obtain additional equity capital may be adversely affected because the holders of the warrants can be expected to exercise them at a time when we likely would be able to obtain any needed capital on terms more favorable than those provided in the warrants.

                                     EXPERTS

   Our consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years ended December 31, 2000 appearing in our Annual Report on Form 10-K for the year ended December 31, 2000 which are incorporated by reference in this preliminary prospectus supplement and accompanying prospectus, have been audited by Grant Thornton LLP, whose report is incorporated by such reference in this preliminary prospectus supplement and given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

   The validity of the common shares offered by this prospectus supplement will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. The opinion of counsel described in "Supplemental Federal Income Tax Consequences of Our Status as a REIT" is based upon an opinion of Ledgewood Law Firm, P.C. Certain legal matters relating to this offering will be passed upon for the underwriters by Hunton & Williams, Richmond, Virginia.

PROSPECTUS

                              RAIT INVESTMENT TRUST

                                   $50,000,000


                       Common Shares and Preferred Shares
                             of Beneficial Interest
                                      and
                             420,000 Common Shares
                             of Beneficial Interest

-------------------------------------------------------------------------------
            We will provide specific terms of the securities we sell
                       in supplements to this prospectus.
               You should read this prospectus and any supplement
                          carefully before you invest.
-------------------------------------------------------------------------------

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this registration process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings, up to a total dollar amount of $50,000,000, at prices and on terms to be determined at the time of sale. Included in that amount are up to 420,000 common shares that the selling shareholders named in this prospectus may resell. We will not receive any of the proceeds from the selling shareholders' sale of their common shares. Our common shares are listed on the American Stock Exchange under the symbol "RAS." For more information on how our common and preferred shares may be sold, please read the section of this prospectus entitled "Plan of Distribution."

     The specific terms of the particular sales by us of our common or preferred shares, and the terms and preferences of the preferred shares, will be set forth in an accompanying supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described in the section of this prospectus entitled "Where You Can Find More Information." Our address is 1818 Market Street, 28th Floor, Philadelphia, PA 19103, and our telephone number is (215) 861-7900.


     You should read the section entitled "Risk Factors" beginning on page 2 for a discussion of certain factors you should consider before buying either our common or preferred shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                      This prospectus is dated May 30, 2001

                                  RISK FACTORS

                                     General


     Transactions with our affiliates may result in conflicts of interest. We have relationships with Resource America, Inc., Brandywine Construction & Management, Inc. and The Bancorp.com, Inc. which may give rise to conflicts of interest. Resource America sponsored our formation and currently owns 13.2% of our outstanding common shares. We have in the past purchased investments from and sold investments to Resource America and we anticipate that we will do so in the future, subject to a limitation contained in our declaration of trust. Our company and Resource America also own various interests in the same properties.


     Jonathan Z. Cohen, a senior vice president of Resource America, currently serves as Resource America's representative on our board of trustees. Mr. Cohen is the son of Edward E. Cohen, the chairman, chief executive officer, president and principal shareholder of Resource America, and Betsy Z. Cohen, our chairman and chief executive officer. Scott F. Schaeffer, our president and chief operating officer, is a director of Resource America.

     Brandywine Construction & Management, an affiliate of Resource America, provides real estate management services to our company.


     As part of our regular banking relationships, we place a portion of our temporary excess cash in short-term money market instruments with The Bancorp.com. Betsy Z. Cohen, our chairman and chief executive officer, is the chief executive officer of The Bancorp.com, and her son, D. Gideon Cohen, is its chairman. Mr. Cohen is also a director of Resource America.


                            Investment Activity Risks

Financing Considerations

     The value of our loans depends on conditions beyond our control. Loan defaults will reduce our current return on investment and may require us to become involved in expensive and time-consuming proceedings, including bankruptcy, reorganization or foreclosure proceedings. Our primary or sole source of recovery is typically the real property underlying our loans. Accordingly, the value of our loans depends upon the value of the underlying real property. This value may be affected by numerous factors outside our control, including those we describe elsewhere in this "Risk Factors -- Investment Activity Risks" section.

     Our loans typically provide payment structures other than equal periodic payments that retire a loan over its specified term, including structures that defer payment of some portion of accruing interest, or defer repayment of principal, until loan maturity. Where a borrower must pay a loan balance in a large lump sum payment, its ability to satisfy this obligation may depend upon its ability to obtain suitable refinancing or otherwise to raise a substantial cash amount, which we do not control and which may be subject to the same considerations we describe elsewhere in this "Risk Factors -- Investment Activity Risks" section. In addition, mortgage lenders can lose their lien priority in many jurisdictions, including those in which our existing loans are located, to persons who supply labor and materials to a property. For these and other reasons, the total amount that we may recover from one of our loans may be less than the total amount of that loan or our cost of acquisition.


     Longer term, subordinate and non-conforming loans are illiquid and their value may decrease. Our loans generally have maturities between four and ten years and typically do not conform to standard loan underwriting criteria. Many of our loans are subordinate loans. As a result, our loans are relatively illiquid investments. We may be unable to vary our portfolio promptly in response to changing economic, financial and investment conditions. As a result, the fair market value of our portfolio may decrease in the future.

     Investment in subordinate loans involves increased risk of loss. We emphasize junior lien loans and other forms of subordinated financing, including wraparound loans. As of March 31, 2001, 18 of our loans, constituting 74.8% of our loans by book value, were junior lien loans. Because of their subordinate position, junior lien loans carry a greater credit risk than senior lien financing, including a substantially greater risk of non-payment of interest or principal. Where, as part of a financing structure, we take an equity or other unsecured position, our risk of loss may be materially increased. A decline in the real estate market could adversely affect the value of the property so that the aggregate outstanding balances of senior liens may exceed the value of the underlying property. In the event of a default on a senior loan, we may elect to make payments, if we have the right to do so, in order to prevent foreclosure on the senior loans. In the event of foreclosure, we will be entitled to share in the proceeds only after satisfaction of the amounts due to senior lienors, which may result in our being unable to recover the full amount or, indeed, any of our investment. It is also possible that in some cases, a "due on sale" clause included in a senior mortgage, which accelerates the amount due under the senior mortgage in case of the sale of the property, may apply to the sale of the property if we foreclose, increasing our risk of loss.

     When we acquire a junior loan, we may not acquire the right to service senior loans. The servicers of the senior loans are responsible to the holders of those loans, whose interests will likely not coincide with ours, particularly in the event of a default. Accordingly, the senior loans may not be serviced in a manner advantageous to us.

     As of March 31, 2001, 13 of our loans, constituting 26.4% of our loans by book value, were not collateralized by recorded or perfected liens, although five of these loans, constituting 8.4% of our loans by book value, are secured by deeds-in-lieu of foreclosure, also known as "pocket deeds." A deed-in-lieu of foreclosure is a deed executed in blank that the holder is entitled to record immediately upon a default in the loan. Seven of these loans, constituting 18.0% of our loans by book value, are secured by pledges of equity interests in the borrowers. The 13 loans are subordinate not only to existing liens encumbering the underlying property, but also to future judgment or other liens that may arise. Furthermore, in a bankruptcy we will have materially fewer rights than secured creditors and our rights will be subordinate to the lien-like rights of the bankruptcy trustee. Moreover, enforcement of our loans against the underlying properties will involve a longer and more complex legal process than enforcement of a mortgage loan.

     Investment in non-conforming loans may involve increased risk of loss. Loans we acquire generally do not conform to conventional loan criteria due to past defaults by borrowers. These defaults typically result from lack of a strong operating history for the properties underlying the loans, the borrower's historical credit problems, the underlying properties' cash flow problems or other factors. As a result, our loans may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to shareholders or adversely affect the value of our common or preferred shares.

     Discounted loans may have high rates of default. We acquire loans at a discount from both the outstanding balances of the loans and the appraised value of the properties underlying the loans. Typically, discounted loans are in default under the original loan terms or other requirements and subject to forbearance agreements. A forbearance agreement typically requires a borrower to pay to the lender all revenue from the property after payment of that property's operating expenses in return for the lender's agreement to withhold exercising its rights under the loan documents. As of March 31, 2001, eight of our loans, constituting 12.7% of our loans by book value, had been acquired at a discount to both their outstanding balances and the appraised values of the underlying properties. Each of the eight loans is in default under its original loan terms but is current under the related forbearance agreements. Acquiring loans at a discount involves a substantially higher degree of risk of non-collection than loans that conform to institutional underwriting criteria. We do not acquire a loan unless material steps have been taken toward resolving problems with the loan, or its underlying property. However, previously existing problems may recur or other problems may arise.

     Financing with high loan-to-value ratios may involve increased risk of loss. We anticipate that many of our loans will have loan-to-value ratios in excess of 80%. A loan-to-value ratio is the ratio of the amount of our financing, plus the amount of any senior indebtedness, to the appraised value of the property underlying the loan. As of March 31, 2001, 19 of our loans, constituting 62.6% of our loans by book value, had loan-to-value ratios in excess of 80%. By reducing the margin available to cover fluctuations in property value, a high loan-to-value ratio increases the risk that, upon default, the amount obtainable from the sale of the underlying property may be insufficient to repay the loan.

     Interest rate changes may adversely affect our investments. Changes in interest rates affect the market value of our loan portfolio. In general, the market value of a loan will change in inverse relation to an interest rate change where a loan has a fixed interest rate or only limited interest rate adjustments. Accordingly, in a period of rising interest rates, the market value of such a loan will decrease. Moreover, in a period of declining interest rates, real estate loans may have less value than other fixed income securities due to possible prepayments.


     Interest rate changes will also affect the return we obtain on new loans. In particular, during a period of declining rates, our reinvestment of loan repayments may be at lower rates than we obtained in prior investments or on the repaid loans. Also, increases in interest on debt we incur may not be reflected in increased rates of return on the investments funded through that debt, which would adversely affect our return on these investments. Accordingly, interest rate changes may materially affect the total return on our investment portfolio, which in turn will affect the amount available for distribution to shareholders.


     Lack of geographic diversification exposes our investments to a higher risk of loss from regional economic factors. We emphasize financing properties located in the Philadelphia, Pennsylvania metropolitan area and the Baltimore/Washington corridor. While we have no specific geographic limitations on where we may invest, we anticipate that our loans will continue to be concentrated in the Philadelphia region and the Baltimore/Washington corridor for the foreseeable future. This lack of geographic diversification may make our loan portfolio more sensitive to economic developments of a primarily regional nature, which may result in reduced rates of return or higher rates of default than might be incurred with a more geographically diverse investment portfolio.

     We may not obtain appreciation interests at the rate we seek, or at all; we may not benefit from appreciation interests we do obtain. In addition to an agreed upon interest rate, we seek to obtain appreciation interests from our borrowers. Appreciation interests require a borrower to pay us additional amounts based upon a property's increase in value, revenues, or both. While we seek appreciation interests at rates of at least 25%, we may not be able to obtain these rates. Moreover, we may not be able to negotiate appreciation interest provisions in any of our loans. In addition, while we sought to structure the interest rates on our existing loans to maximize our current yield, we may in the future accept a lower interest rate to obtain an appreciation interest. Of the 28 loans in our portfolio as of March 31, 2001, 16 have appreciation interests, constituting 67.2% of our loans by book value. Three of these appreciation interests, with respect to loans constituting 7.3% of our loans by book value, are less than the 25% target rate. The value of any appreciation interest depends on the performance and value of the property underlying the loan and, thus, is subject to real estate investment risks. Accordingly, we may not realize any benefits from our appreciation interests. We do not anticipate receiving significant amounts from our appreciation interests in the early years of our loans.

     Appreciation interests may cause loss of our lien priority. Because appreciation interests allow us to participate in the increase in a property's value or revenue, courts, including a court in a bankruptcy, arrangement or similar proceeding, may determine that we are a partner of, or joint venturer with, the borrower. If a court makes that determination, we could lose our lien priority in the property or lose any benefit of our lien.

     Loans secured by interests in entities owning real property may involve increased risk of loss. We may originate or acquire loans secured by interests in entities that own real properties rather than by a direct security interest in the underlying properties. These loans may be illiquid, or otherwise have features that may make it difficult for us to obtain a return of our investment in the event of a default.

     The competition for financing may inhibit our ability to achieve our objectives. We may encounter significant competition from banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, investment bankers and others, including public or private real estate investment trusts, or REITs. This competition could reduce our yields and make it more difficult to obtain appreciation interests. It may also increase the price, and thus reduce potential yields, on discounted loans we acquire. Most of our competitors have substantially greater assets than we do. As such, they have the ability to make larger loans to more creditworthy borrowers and to have a more diversified loan portfolio, which reduces the risk of loss from any one loan. An increase in the general availability of funds to lenders, or a decrease in the amount of borrowing activity, may increase competition for making loans and may reduce obtainable yields or increase the credit risk inherent in the available loans.

     Lengthy loan commitment periods may reduce our returns. We typically issue a loan commitment to a borrower before making the loan. From the time the funds are committed until the loan is closed and the funds disbursed, we hold the funds in temporary investments, which typically do not produce substantial investment returns. If there is a substantial period between loan commitment and loan closing, or if a borrower determines not to use our financing, our investment returns will be adversely affected.

     Usury statutes may impose interest ceilings and substantial penalties for violations. Interest we charge on our loans, which may include amounts received from appreciation interests, may be subject to state usury laws. These laws impose maximum interest rates that may be charged on loans and penalties for violation, including repayment of excess interest and unenforceability of debt. We seek to structure our loans so that we do not violate applicable usury laws, but uncertainties in determining the legality of interest rates and other borrowing charges under some statutes may result in inadvertent violations.

Real Property Considerations

     The value of our property interests depends on conditions beyond our control. Although we emphasize originating or acquiring loans, we have acquired five property interests as of March 31, 2001 and anticipate that we will acquire more in the future. Real property investments are subject to varying degrees of risk. Yields from our real properties depend on their net income and capital appreciation. Real property income and capital appreciation may be adversely affected by general and local economic conditions, neighborhood values, competitive overbuilding, weather, casualty losses and other factors beyond our control. The value of our real property may also be adversely affected by factors such as costs of complying with regulations and liability under applicable environmental laws, interest rate changes and the availability of financing. Income from a property will be adversely affected if a significant number of tenants is unable to pay rent or if available space cannot be rented on favorable terms. Operating and other expenses of our properties, particularly significant expenses such as mortgage payments, real estate taxes and maintenance costs, generally do not decrease when income decreases and, even if revenues increase, operating and other expenses may increase faster than revenues.

     Property interests are illiquid and their value may decrease. Real estate investments are relatively illiquid. Therefore, we may have only a limited ability to vary our portfolio of property interests quickly in response to changes in economic or other conditions. As a consequence, the fair market value of some or all of our property interests may decrease in the future. In addition, provisions in the Internal Revenue Code and related regulations impose a 100% tax on gain realized by a real estate investment trust like us from property held primarily for sale to customers in the ordinary course of business. These provisions may materially adversely affect our ability to sell property interests. For a discussion of federal income tax considerations in selling a property interest, you should read the prospectus section "Risk Factors - Legal and Tax Risks - Gain on disposition of assets deemed held for sale in the ordinary course is subject to 100% tax."


     Uninsured and underinsured losses may affect the value of, or our return from, our property interests. Our properties, and the properties underlying our loans, have comprehensive insurance in amounts we believe are sufficient to permit the replacement of the properties in the event of a total loss, subject to applicable deductibles. There are certain types of losses, such as earthquakes, floods and hurricanes, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impracticable for us to use insurance proceeds to replace a damaged or destroyed property. If any of these or similar events occurs, it may reduce our return from an affected property and the value of our investment.


     We may have less control of our investment when we invest in joint ventures, partnerships or similar real property interests. Our acquisition of equity interests in entities that own real property provides risks not present in real property loans or direct property ownership. For example, the other equity owners in the entity holding the property might have economic or business interests or goals that are inconsistent with our business interests or goals and may be in a position to take action contrary to our instructions or to our policies and objectives. Moreover, if we are a limited partner in a limited partnership and have the right to control the partnership or its property, we may be deemed to be a general partner and liable for the debts of the partnership beyond the amount of our investment.

     Real properties with environmental problems may create liabilities for us. The existence of hazardous or toxic substances on a property will adversely affect its value and our ability to sell or borrow against the property. Contamination of a real property by hazardous substances or toxic wastes not only may give rise to a lien on that property to assure payment of the cost of remediation, but also can result in liability to us, as an owner, operator or lender, for that cost. Many environmental laws impose liability on us, whether we know of, or are responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site, even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses, may materially limit our use of our properties and adversely affect our ability to make distributions to our shareholders. In addition, future or amended laws, or more stringent interpretations or enforcement policies of existing environmental requirements, may increase our exposure to environmental liability.


     Compliance with Americans with Disabilities Act could be costly. Under the Americans with Disabilities Act of 1990, all public accommodations must meet certain federal requirements for access and use by disabled persons. We believe that our properties, and those underlying our loans, substantially comply with the requirements of the Americans with Disabilities Act. However, a determination that these properties do not comply with the Americans with Disabilities Act could result in liability for both governmental fines and damages to private parties. If we or our borrowers were required to make unanticipated major modifications to comply with the Americans with Disabilities Act, it could adversely affect our ability to make distributions to shareholders.

Other Investment Activity Considerations

     Leverage can reduce income available for distribution and cause losses. Our declaration of trust does not limit the amount of indebtedness we may incur. Using leverage, whether with recourse to us generally or only with respect to a particular property, to acquire investments creates an opportunity for increased net income, but at the same time creates risks. For example, leverage can reduce the net income available for distribution to shareholders in periods of rising interest rates where interest rate increases are greater than increases in the rates of return on our investments. We use leverage to acquire investments only when we believe it will enhance our returns. However, we cannot be sure that our use of leverage will prove to be beneficial. Moreover, when our debt is secured by our assets, we can lose some or all of our assets through foreclosure if we do not meet our debt service obligations.

     Lack of diversification in investments increases our dependence on individual investments. Although we generally invest between $2.0 million and $30.0 million in a loan or property interest, we have no limit on the size of our investments. If we acquire larger loans or property interests, our portfolio will be concentrated in a smaller number of assets, increasing the risk of loss to shareholders if a default or other problem arises.

                               Legal and Tax Risks

     We will be taxed as a regular corporation if we fail to maintain our REIT status. We have operated and intend to continue to operate in a manner that enables us to qualify as a real estate investment trust, or REIT, for federal income tax purposes. However, the federal income tax laws governing REITs are complex, and we do not have a ruling from the Internal Revenue Service about our status as a REIT. We have received an opinion of counsel that we qualify as a REIT based on our current operations and on certain assumptions and representations concerning future operations. Opinions of counsel are not binding on the Internal Revenue Service or any court. The opinion only represents the view of counsel based on counsel's review and analysis of existing law. Furthermore, our continued qualification as a REIT will depend on our satisfaction of the asset, income, organizational, distribution and shareholder ownership requirements of the Internal Revenue Code on a continuing basis.

     If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to shareholders would not be deductible in computing our taxable income. Corporate tax liability would reduce the amount of cash available for distribution to shareholders which, in turn, would reduce the trading prices of our common shares. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

     "Phantom income" may require us to borrow or sell assets to meet REIT distribution requirements. We must distribute at least 90% of our annual net taxable income, excluding any net capital gain or retained capital gain, in order to maintain our REIT status. For years before 2001, we were required to distribute 95% of this income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than the sum of:

     o    85% of our ordinary income for that year,

     o    95% of our capital gain net income for that year, and

     o    100% of our undistributed taxable income from prior years.

     We have complied and intend to continue to comply with these distribution requirements. However, in some instances, the structure of our loans may require us to recognize income for federal income tax purposes even though we do not receive corresponding cash payments. This income recognition, in turn, increases the amount that we must distribute in order to avoid corporate income tax for that year unless there is an equivalent amount of deductions that do not require expenditures of cash, such as depreciation on owned real estate. The four principal ways in which this "phantom income" may arise for us are:

     o Origination or acquisition of loans, including loans with appreciation interests, that may be deemed to have original issue discount for federal income tax purposes. Original issue discount is generally equal to the difference between an obligation's issue price and its stated redemption price at maturity. We must recognize as income in each year the portion of the original issue discount that accrues during that year, even though we do not receive cash in that year in the amount of the original issue discount. As of March 31, 2001, two of our loans, constituting 23.6% of our loans by book value, were originated or acquired with original issue discount.

     o Accruing interest with respect to a loan at a rate greater than the rate at which we receive interest. In particular, this may happen where the pay rate is less than the stated rate. As of March 31, 2001, seven of our loans, constituting 26.0% of our loans by book value, generate this type of "phantom income."

     o Origination or acquisition of wraparound loans under which we receive payments of principal and interest that do not coincide with the payments of principal and interest on underlying senior loans. Even if, as expected, we obtain positive cash flow from the transaction, the amount of principal we pay on the senior obligations may exceed the amount of principal we receive from the obligor on the wraparound loan, and the amount of interest we may receive from the obligor will exceed the amount of interest we pay on the senior obligations. This could create a situation where our taxable income exceeds our cash flow from the wraparound loan.

     o REIT taxable income in excess of cash received may also arise in connection with some property sales and where a significant modification is made to a loan. In addition, we may purchase loans underlying our property interests. To the extent we purchase these loans at a discount, the purchase may give rise to phantom income without any related receipt of cash.

     If any of the above circumstances occur, it could require us, in order to avoid corporate income tax and the nondeductible excise tax, to borrow funds, sell assets at times that may not be advantageous to us, distribute amounts that represent a return of capital, or distribute amounts that would otherwise be spent on future acquisitions, unanticipated capital expenditures or repayment of debt. To offset these risks, we have invested and intend to continue to invest, as appropriate, in property interests so that the non-cash depreciation deductions associated with these investments may help offset our non-cash income.

     Origination fees we receive will not be REIT qualifying income. Any origination fees we receive will not be qualifying income for purposes of the 75% or 95% gross income tests applicable to REITs under the Internal Revenue Code. For a description of these tests, you should read the prospectus section "Federal Income Tax Consequences of Our Status as a REIT -- Income Tests." We typically receive initial payments, or "points," from borrowers as commitment fees or additional interest. So long as the payment is for the use of money, rather than for services provided by us, we believe that this income should not be classified as non-qualifying origination fees. However, the Internal Revenue Service may seek to reclassify this income as origination fees instead of commitment fees or interest. If we cannot satisfy the Internal Revenue Code gross income tests as a result of a successful challenge to our classification of this income, we may not qualify as a REIT.

     Income from certain loans may not be REIT qualifying income. Thirteen of our loans as of March 31, 2001, constituting 13.2% of our assets by book value, are only indirectly secured by real property. We may acquire or originate similar loans in the future. We may also originate junior loans where a senior loan does not permit us to record a mortgage against the underlying property or substantially restricts our rights as a junior secured lender. In these situations, the Internal Revenue Service may conclude that interest on our loans does not constitute interest from obligations "secured by mortgages on real property or on interests in real property." As a result, interest from these sources would not qualify for purposes of the 75% gross income test. For a description of this test, you should read the prospectus section "Federal Income Tax Consequences of Our Status as a REIT -- Income Tests." With respect to the eleven loans that are subject to these restrictions, because we have directly exercisable foreclosure rights upon any default, our counsel is of the opinion that interest income from these loans will constitute qualifying income.

     Gain on disposition of assets deemed held for sale in the ordinary course is subject to 100% tax. If we sell any of our assets, the Internal Revenue Service may determine that the sale is a disposition of an asset held primarily for sale to customers in the ordinary course of a trade or business. Gain from this kind of sale generally will be subject to a 100% tax. Whether an asset is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances of the sale. Although we will attempt to comply with the terms of safe-harbor provisions in the Internal Revenue Code prescribing when asset sales will not be so characterized, we cannot assure you that we will be able to do so.

     Loss of our Investment Company Act exemption would affect us adversely. We believe that we are not an investment company under the Investment Company Act of 1940 and intend to conduct our operations so that we do not become an investment company. The Investment Company Act exempts from its registration requirements entities that, directly or through majority-owned subsidiaries, are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Under current SEC interpretations, in order to qualify for a "no-action" position from the SEC with respect to the availability of this exemption, at least 55% of our assets must be invested in these liens and interests, and we may be required to invest an additional 25% in these types of liens and interests or in other "real estate type" assets.

     We believe that, generally, a loan will be considered to be a mortgage or other lien on real estate if we have foreclosure rights. We typically seek to obtain these rights in our loans. We have not, however, obtained an exemptive order, no-action letter or other form of interpretive guidance from the SEC on this position. If the SEC takes a different position, our portfolio may not have a composition that allows us to qualify under the exemption we claim. If we do not qualify, we must either change our operations and our asset composition to claim the exemption or register as an investment company. Either alternative could adversely affect us and the market price of our shares.

     Our board of trustees may change our policies without shareholder consent. Our board of trustees determines our policies and, in particular, our investment policies. Our board of trustees may amend or revise our policies or approve transactions that deviate from these policies without a vote of or notice to our shareholders. Policy changes could adversely affect the market price of our shares and our ability to make distributions. We cannot change our policy of seeking to maintain REIT qualification without the approval of the holders of two-thirds of our outstanding common shares.

     Our ownership limitation may restrict business combination opportunities. To qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals during the last half of each taxable year. To preserve our REIT qualification, our declaration of trust generally prohibits any person from owning more than 8.3% or, with respect to Resource America, 15%, of our outstanding common shares and provides that:

     o    a transfer that violates the limitation is void,

     o    a transferee gets no rights to the shares that violate the limitation,

     o shares acquired that violate the limitation transfer automatically to a trust whose trustee exercises all voting and other rights of those shares, and

     o shares in the trust will be sold and the record holder will receive the net proceeds of the sale.

The ownership limitation may discourage a takeover or other transaction that our shareholders believe to be desirable.

     Preferred shares may prevent a change in control. Our declaration of trust authorizes our board of trustees to issue preferred shares, to establish the preferences and rights of any preferred shares issued, to classify any unissued preferred shares and reclassify any previously classified but unissued preferred shares without shareholder approval. The issuance of preferred shares could delay or prevent a change in control, apart from the ownership limitation, even if a majority of our shareholders want a change in control.

     Maryland anti-takeover statutes may restrict business combination opportunities. As a Maryland real estate investment trust, we are subject to various provisions of Maryland law that impose restrictions and require affected persons to follow specified procedures with respect to certain takeover offers and business combinations, including combinations with persons who own 10% or more of our outstanding shares. While we elected to "opt out" of some of these provisions, our board of trustees may rescind the election at any time without notice to our shareholders.

     We may have contingent liability under the Securities Act. Due to a drafting error by our counsel, the shares underlying an over-allotment option granted to our underwriters in connection with our March 28, 2001 public offering were not registered properly with the SEC. As a result, we may have a contingent liability arising out of a possible violation of Section 5 of the Securities Act in connection with the 420,000 over-allotment shares sold short by the underwriters, including contingent liability for refunds on those shares for one year. See the prospectus section "Selling Shareholders" for more information.

                                   OUR COMPANY

General

     We are a real estate investment trust, or REIT, formed under Maryland law. We conduct our operations through RAIT Partnership, L.P., a limited partnership that owns substantially all of our assets. Our wholly-owned subsidiaries, RAIT General, Inc. and RAIT Limited, Inc., are the sole general partner and sole limited partner, respectively, of RAIT Partnership.

     We have three principal business activities:

     o    we make real estate loans directly to borrowers,

     o    we acquire real estate loans from others, and

     o    we acquire real properties or interests in real properties.

     We seek to generate income for distribution to our shareholders from a combination of interest, rents, distributions in respect of rents where we own an equity interest in a real property, and proceeds from the sale of our investments.

Direct Lending

     We make real estate loans directly to borrowers whose financing needs do not conform to the criteria of institutional lenders that securitize loans. We attempt to adapt the terms of our direct loans to meet the particular needs of a borrower. We emphasize junior lien or other forms of subordinated, or "mezzanine," financing, including wraparound financing, with principal amounts generally between $2.0 million and $30.0 million. We also provide short-term bridge financing. This financing may be in excess of our targeted size range where the borrower has a committed source of take-out financing, or we believe that it can arrange take-out financing, to reduce our investment to an amount within our targeted size range.

     We seek to include "appreciation interest" provisions in our loans. These provisions require a borrower to pay us a percentage of any increase in the value of a property underlying one of our loans over the value of the property at the time the loan is made or over a value agreed upon by us and the borrower. Alternatively, these provisions may require payment of a percentage of the increase in a property's revenues over a stated revenue level, usually the level at the time the loan is made. The measurement period for an appreciation interest typically ends at loan repayment. We generally seek an appreciation interest of at least 25%, and may seek to obtain both types of appreciation interests in appropriate circumstances.

Loan Acquisition

     We also acquire existing real property loans held by banks, other institutional lenders or third-party investors. We focus on loans that, because of one or more past defaults under the original loan terms due to lack of a strong operating history for the underlying property, the borrower's historical credit problems, the underlying property's cash flow problems or other factors, we can acquire at a discount to their outstanding balances and the appraised value of their underlying properties. We will not acquire any loan, however, unless the prior loan holder, property owner or some other person has taken material steps to resolve the problems relating to the loan and its underlying property and where completion of the resolution process will not involve our active intervention. We seek to acquire loans for which completion of the resolution process will enhance our total return through increased yields or realization of some portion or all of the discount at which they were acquired.

Loan Portfolio

     The following table sets forth information regarding our loans as of March 31, 2001:

                                                Investments in                   Average         Range of
                                                  real estate        Number      loan-to-          loan              Range of
               Type of loan                          loans          of loans     value(1)        yields(2)           maturities
               ------------                     -------------       --------    ---------        --------            ----------
Long-term first mortgages and
   senior loan
   participations(3)(4)...................      $ 10,677,888            6          43%            11-16%            3/28/01-7/14/09
Mezzanine (including
   wraparound) loans(5)...................        85,937,949           15          81%            10-30%(7)         2/01/02-1/31/09

Short-term bridge loans(6)................        40,468,449            7          76%            14-35%(7)         5/31/01-1/23/02

-----------------
(1) Calculated as outstanding loan balance divided by the appraised value of the underlying collateral based on appraisals we obtained when the loan was originated or purchased.
(2) All of our loans are at fixed rates.

(3) Five of these loans, in the aggregate amount of $8.7 million at March 31, 2001, are cash flow loans or participations in cash flow loans. A cash flow loan, although at a stated rate of interest, must pay interest to the extent of all cash flow from the property underlying the loan after property operating expenses. Our cash flow loans are loans in default under the original loan terms that we acquired at a discount and are subject to forbearance agreements.
(4) Five of these loans, in the aggregate amount of $5.4 million at March 31, 2001, including four cash flow loans, in the aggregate amount of $3.4 million at March 31, 2001, have appreciation interests.
(5) Includes $44.6 million of senior financing. Eleven of these loans, in the aggregate amount of $31.8 million at March 31, 2001, are with recourse only to the properties securing the loans. Three loans, in the aggregate amount of $8.7 million at March 31, 2001, are cash flow loans and are subject to forbearance agreements. Nine loans, in the aggregate amount of $69.3 million at March 31, 2001, including three cash flow loans, in the aggregate amount of $8.7 million at March 31, 2001, have appreciation interests.
(6) Includes $13.0 million of senior financing. Two of these loans, in the aggregate amount of $17.5 million at March 31, 2001, have appreciation interests. Two of these loans, in the aggregate amount of $15.7 million at March 31, 2001, are secured by guarantees from the principals of the borrowers.
(7) Includes loan fees charged.

Acquisition of Property Interests

     We also acquire real property either directly, or indirectly through ownership of an interest in an entity that itself owns real property. We believe that acquiring property interests is advantageous for three reasons. First, it gives us flexibility in addressing the financial needs and tax situations of borrowers in situations where debt financing may not be appropriate. Second, it provides us with the opportunity to participate in capital appreciation in addition to current income. Third, it assists us in our tax planning, as we discuss in the prospectus section "Federal Income Tax Consequences of Our Status as a REIT."

     We currently own property interests as follows:

     o 500-unit apartment building in Philadelphia, Pennsylvania with an acquisition cost of $19.5 million. After acquisition, we obtained non-recourse financing of $15.0 million ($14.8 million at March 31, 2001), which bears interest at 7.73% and is due on December 1, 2009, and of $2.3 million ($2.3 million at March 31, 2001), which bears interest at 7.17% and is due March 1, 2012.

     o 25% preferred interest in a limited liability company that owns a 168-unit apartment complex in Baltimore, Maryland. We originally acquired 100% of the limited liability company for $4.4 million. We subsequently sold a 75% interest in the limited liability company to a third party. The property is subject to $3.9 million of non-recourse financing ($3.8 million at March 31, 2001), which bears interest at 7.88% and is due on November 1, 2009.

     o 89% partnership interest in a partnership that owns a building in Philadelphia, Pennsylvania with 456,000 square feet of retail/office space. We acquired our interest for $750,000. The property is subject to non-recourse financing of $42.9 million at March 31, 2001 which bears interest at 6.85% and is due on August 1, 2008.

     o Building in Rohrerstown, Pennsylvania with 12,630 square feet on 2.93 acres used as a diagnostic imaging center. We acquired the property for $1.7 million. After acquisition, we obtained non-recourse financing of $1.1 million ($1.1 million at March 31, 2001), which bears interest at 7.33% and is due on August 1, 2008.

     o 51% preferred interest in a limited liability company that owns a building in Philadelphia, Pennsylvania with 88 apartment units and 56,000 square feet of commercial space. We acquired our interest for $5.6 million. The property is subject to financing of $11.6 million ($11.7 million at March 31, 2001), which bears interest at 8.367% and is due on March 11, 2028.

Recent Developments


         In August 2000, we acquired the net assets of Pinnacle Capital Group, a first mortgage conduit lender, for total consideration of $980,000, including approximately $800,000 in cash and 12,500 of our common shares.

         In October 2000, Scott F. Schaeffer became our president and chief operating officer. Mr. Schaeffer previously had been an officer of Resource America and certain of its subsidiaries since 1992. Most recently, Mr. Schaeffer served as vice chairman of Resource America and president of Resource Properties, Inc., Resource America's real estate finance subsidiary. Mr. Schaeffer continues as a director of Resource America.

         In March 2001, we purchased two subordinate loans from Resource America in the original principal amounts of $18.3 million and $4.9 million. We are an 89% partner in a limited partnership that owns the property that collateralizes the loans. The purchase price for the loans was $20.2 million and was based upon a price of $20 million plus an amount equal to the amortization on the senior financing on the property for the six month period between the execution of the loan sale agreement and the closing of the transaction. In evaluating the purchase of the loans, we analyzed the transaction within the same parameters used to measure all potential investments, that is, the potential to generate return on equity in excess of 17% and return on assets in excess of 20%.

         In March 2001, we sold our entire participation interest in two loans to Resource America for an aggregate purchase price of $21.6 million, which was the book value of the interests.

         On March 28, 2001, we completed a public offering of 2.8 million common shares. The net proceeds to us from the sale of the common shares, after underwriting commissions and before expenses, was $36.0 million. Resource America purchased 370,000 common shares at a price of $13.22, which was the offering price net of selling concessions of $0.53 per share. We intend to use the proceeds to originate loans, acquire loans and acquire property interests.

         In April 2001, we made a $9.1 million loan, secured by a first lien mortgage on an office complex located in Willow Grove, Pennsylvania and a pledge of the equity interests of the borrower. We simultaneously entered into a master lease agreement with the borrower under which we leased the premises for a term of 29 years and 11 months and were given all rights to operate and lease the property. The monthly rent under the master lease is equal to the debt service payment on the loan plus approximately $10,000. The monthly net operating income from the property is approximately $86,000. Although we do not own the premises, we are the manager of the borrower's general partner, with all rights to control the borrower. As part of this transaction, we received a purchase option to purchase the limited partnership interests in the borrower for fair market value upon the death of the last to die of the limited partners. Approximately 20% of the property is operated as short-term office space. Because REITs are subject to restrictions with respect to the income derived from operating short-term office space, we subleased this portion of the office complex to a subsidiary of Brandywine Construction & Management for an annual rent of $410,000.

         Also in April 2001, we made a $8.6 million loan, secured by a first lien mortgage on an office complex located in Cherry Hill, New Jersey and a pledge of the equity interests of the borrowers. We entered into a master lease agreement with the borrowers to lease the property for a term of 40 years. The monthly rent under the master lease is equal to the debt service payment on the loan plus approximately $10,000. The monthly net operating income from the property is approximately $76,000. We are the manager of the borrowers with all rights to control the borrowers. We received a purchase option from the members of the sole member of the borrowers to purchase their membership interests for fair market value upon the death of the last to die of the members. Approximately 15% of the property is operated as short-term office space. Therefore, we subleased this portion of the office complex to a subsidiary of Brandywine Construction & Management for an annual rent of $242,000.

         In the same month we entered into an agreement of sale to purchase a 516-unit apartment building in Philadelphia, Pennsylvania for $17.6 million. We anticipate that the closing will occur during the current quarter.

                  DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

General

     Under our declaration of trust, we may issue up to 200,000,000 common shares and 25,000,000 preferred shares. At May 23, 2001, we had outstanding 9,110,701 common shares and no preferred shares. In addition, we have reserved 800,000 common shares for issuance under our employee stock option plan and 141,667 common shares for issuance on the exercise of warrants.

Common Shares

     Subject to the preferential rights of any preferred shares outstanding, the ownership limitations described in "Restrictions on Ownership and Transfer," below, and the right of our board of trustees to establish separate classes of common shares and determine their rights and preferences, our common shares have the following characteristics:

     o each common share entitles the holder to one vote on matters voted on by common shareholders,

     o    the common shares do not have cumulative voting rights,

     o distributions are payable as and when authorized by our board of trustees,

     o    holders of common shares generally are not liable for our debts,

     o if we are liquidated, each common share participates pro rata in our assets that remain after payment, or provision for payment, of our debts and payment of the liquidation preferences of any preferred shares,

     o the common shares do not have conversion, exchange, sinking fund, redemption, appraisal or preemptive rights, and

     o    each common share has a par value of $.01 per share.

     Our board of trustees may establish separate classes of common shares and determine their rights and preferences; however, the board of trustees has no present plans to do so. The common shares are listed on the American Stock Exchange under the symbol "RAS." The transfer agent for the common shares is the American Stock Transfer & Trust Company.

Preferred Shares

     The following description of the terms of our preferred shares sets forth certain general terms and provisions of our authorized preferred shares. If we offer preferred shares, the specific designation and rights will be described in a supplement to this prospectus.

     Our board of trustees can, without approval of shareholders, issue one or more series of preferred shares. The board can also determine the number of shares of each series and the rights, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, redemption provisions and other terms or conditions as the board of trustees may approve. As a result, without shareholder approval, the board of trustees may issue preferred shares with rights senior to those of the common shares.

Restrictions on Ownership and Transfer

     To qualify as a REIT under the Internal Revenue Code, we must meet several requirements regarding the number of our shareholders and concentration of ownership of our shares. These requirements are described in the prospectus section "Federal Income Tax Consequences of Our Status as a REIT - Requirements for Qualification." Our declaration of trust contains provisions that restrict the ownership and transfer of our shares to assist us in complying with these Internal Revenue Code requirements. We refer to these restrictions as the "ownership limitation."

     The ownership limitation provides that, in general:

     o    no person may own more than 8.3% of our outstanding common shares, and

     o    no person may own more than 9.8% of our outstanding preferred shares.


However, Resource America, which was our sponsor at the time of our formation, may own up to 15% of our common shares. It owned 13.2% as of May 23, 2001.


     Ownership of our shares is subject to attribution rules under the Internal Revenue Code which may result in a person being deemed to own shares held by other persons. The board of trustees may waive the ownership limitation if it determines that such ownership will not jeopardize our status as a REIT. As a condition of such waiver, the board of trustees may require an opinion of counsel satisfactory to it or undertakings or representations from the applicant with respect to preserving our REIT status. We required no such waiver or opinion with respect to Resource America's ownership rights, which are established as part of our declaration of trust.

     Any person, including Resource America, who acquires shares in violation of the ownership limitation must notify us immediately and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT. The ownership limitation will not apply if the board of trustees determines that it is no longer in our best interest to qualify as a REIT. Otherwise, the ownership limitation may be changed only by an amendment to our declaration of trust by a vote of two-thirds of our outstanding voting shares.

     Our declaration of trust provides that if any purported transfer of shares results in

     o    any person violating the ownership limitation,

     o    our being "closely held,"

     o    our shares being owned by fewer than 100 persons, or

     o    our owning 10% or more of a tenant of our real property

the transfer will be of no force or effect as to the excess number of shares and the purported transferee or owner will cease to own any right or interest in the excess shares.

     Shares exceeding the ownership limitation will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. The trustee of the trust will be designated by us and must be unaffiliated with us and the prohibited transferee. The trustee must sell the excess shares to a qualified person and distribute the sales proceeds to the prohibited transferee. Where excess shares result from an event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will sell the excess shares to a qualified person and distribute to the prohibited owner an amount equal to the lesser of the market price of the excess shares on the date they become excess shares or the sales proceeds received by the trust for the excess shares, and can exercise all voting rights with respect to the excess shares.

     In addition, we may purchase any shares held in the trust for the lesser of

     o the price per share in the transaction that resulted in the transfer to the trust or, in the case of a gift, the market price at the time of gift; and

     o    the market price on the date we agree to purchase the shares.

We may purchase the shares at any time before the trustee has sold the shares. The net sale proceeds will be paid to the prohibited transferee.

     All share certificates bear a legend referring to the restrictions described above.

     Every owner of more than 5% (or any lower percentage set by federal income tax laws) of our outstanding shares must file a completed questionnaire with us containing information regarding his or her ownership. In addition, each shareholder must, upon demand, disclose in writing any information we may request in order to determine the effect, if any, of such shareholder's actual and constructive ownership of shares on our status as a REIT and to ensure compliance with the ownership limitation.

                    CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                       OUR DECLARATION OF TRUST AND BYLAWS

Board of Trustees

     Our declaration of trust requires that we have not fewer than three nor more than nine trustees. A majority of our trustees must be "independent trustees." Our declaration of trust defines an independent trustee as one who, during the preceding two years, has not

     o been an affiliate of Resource America, Brandywine Construction & Management or their affiliates,

     o    been one of our officers, or

     o had a material business or professional relationship with us, Resource America, Brandywine Construction & Management or their affiliates.

We currently have six trustees, of whom four are independent trustees. The trustees may increase or decrease the number of trustees by a majority vote; however, the number of trustees may be increased above nine or decreased below three only by a vote of at least 75% of the trustees then in office, and the term of office of a trustee may not be affected by a decrease in the authorized number of trustees. Any vacancy, including one created by an increase in the number of trustees, may be filled by a majority of the remaining trustees, except that independent trustees must nominate replacements for vacancies in independent trustee positions.

     Our declaration of trust provides that a trustee may be removed by a two-thirds vote of our outstanding voting shares. This provision, when coupled with the provision authorizing the board of trustees to fill vacant trusteeships, precludes shareholders, as a practical matter, from removing incumbent trustees and filling the vacancies created by such removal with their own nominees.

Business Combinations

     Under Maryland law, certain "business combinations" between us and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our shares, an affiliate of ours who, at any time within the previous two years was the beneficial owner of 10% or more of the voting power of our shares, whom the statute terms an "interested shareholder," or an affiliate of an interested shareholder, are prohibited for five years after the most recent date on which an "interested shareholder" became an interested shareholder. The business combinations subject to this law include principally mergers, consolidations, share exchanges, or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities.

After the five year period has elapsed, a proposed business combination must be recommended by the board of trustees and approved by the affirmative vote of at least

     o    80% of our outstanding voting shares, and

     o two-thirds of the outstanding voting shares, excluding shares held by the interested shareholder,

unless, among other conditions, the shareholders receive a minimum price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.

     These provisions do not apply, however, to business combinations that are approved or exempted by the board of trustees prior to the time that the interested shareholder becomes an interested shareholder.

Control Share Acquisitions

     Maryland law provides that "control shares" acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of our outstanding voting shares, excluding shares owned by the acquirer or by officers or trustees who are employees of ours. "Control shares" are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, other than by revocable proxy, would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:

     o    one-tenth or more but less than one-third,

     o    one-third or more but less than a majority, or

     o    a majority of all voting power.

     Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, we may present the question at any shareholders' meeting.

     If voting rights are not approved at the shareholders' meeting or if the acquiring person does not deliver an acquiring person statement as required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a shareholders' meeting, and the acquirer may then vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our declaration of trust or bylaws.

     Our bylaws exempt from the Maryland control share acquisition statutes any and all acquisitions of our common or preferred shares by any person. The board of trustees has the right, however, to amend or eliminate this exemption at any time in the future.


Amendment of Our Declaration of Trust and Bylaws


     Our declaration of trust may be amended by the vote of a majority of our outstanding voting shares except that provisions relating to the trustees, the ownership limitation, amendments to our declaration of trust and our dissolution and termination may only be amended by a vote of two-thirds of our outstanding voting shares. The board of trustees may amend the declaration of trust by a two-thirds vote, without any action by our shareholders, to allow us to qualify, or continue our qualification, as a REIT and, by a majority vote, to increase or decrease the aggregate number of our authorized shares, to establish any series of our shares or to decrease or increase the number of shares in any class that we have authority to issue. Our bylaws may be amended only by the board of trustees.


Meetings of Shareholders

     Our declaration of trust provides for annual shareholder meetings to elect trustees. Special shareholder meetings may be called by our chairman, chief executive officer, president or board of trustees and must be called at the written request of persons holding 50% or more of our outstanding voting shares.

Advance Notice of Nominations of Trustees and New Business


     At any annual meeting of shareholders, the nomination of trustees for election and business proposed to be considered may be made only by the board of trustees or by a shareholder who has complied with the advance notice procedures set forth in the bylaws. At any special meeting of shareholders, only the business specified in the notice of meeting sent by the board of trustees may be brought before the meeting.


Dissolution

     Shareholders may elect to dissolve us by a vote of two-thirds of our outstanding voting shares.

Indemnification; Limitation of Trustees' and Officers' Liability

     Our declaration of trust limits the liability of our trustees and officers for money damages, except for liability resulting from

     o actual receipt of an improper benefit or profit in money, property or services; or

     o a final judgment based upon a finding of active and deliberate dishonesty by the trustee that was material to the cause of action adjudicated.

     Our declaration of trust authorizes us, to the maximum extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable expenses to, any of our present or former shareholders, trustees or officers or any individual who, while a trustee, and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer, partner or otherwise. The indemnification covers any claim or liability against the person. Our bylaws require us to indemnify each trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in the foregoing capacities.

     Maryland law permits a Maryland REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent Maryland law permits corporations to indemnify and reimburse the expenses of their directors and officers. Maryland law permits a corporation to indemnify its present and former directors and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

     o the act or omission of the director or officer was material to the matter giving rise to the proceeding, and

          o   was committed in bad faith or

          o   was the result of active and deliberate dishonesty; or

     o in a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, a Maryland corporation may not indemnify for an adverse judgment in a derivative action. Our bylaws require us, as a condition to advancing expenses, to obtain

     o a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification, and

     o a written undertaking to repay the amount reimbursed if the standard of conduct was not met.

Indemnification Agreements

     We have indemnification agreements with each of our officers and trustees. The indemnification agreements require us to indemnify our officers and trustees to the fullest extent permitted by law and to advance all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the agreements, we must also indemnify and advance all expenses incurred by officers and trustees seeking to enforce their rights under the indemnification agreements and may cover officers and trustees under any trustees' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by the declaration of trust, bylaws and Maryland law, it provides greater assurance to trustees and officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the board of trustees or the shareholders to eliminate the rights it provides.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws


     The provisions of our declaration of trust regarding the removal of trustees and the restrictions on the transfer of shares, the advance notice provisions of the bylaws and the business combination provisions of Maryland law, could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for shareholders or that they otherwise may believe to be desirable. Also, if the board of trustees rescinds the provisions of the bylaws electing not to be governed by the control share acquisition statute, that statute could have a similar effect.

                       FEDERAL INCOME TAX CONSEQUENCES OF
                              OUR STATUS AS A REIT

     This section summarizes the federal income tax issues that you, as a shareholder, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in "--Taxation of Tax-Exempt Shareholders" below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in "--Taxation of Non-U.S. Shareholders" below).

     The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

     We urge you to consult your own tax advisor regarding the specific tax consequences to you of investing in our common shares and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such investment and election, and regarding potential changes in applicable tax laws.

Taxation

     We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1998. We believe that we have operated in a manner qualifying us as a REIT since our election to be a REIT and we intend to continue so to operate. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

     Our qualification as a REIT depends on our ability to meet on a continuing basis qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our shareholders if we fail to qualify as a REIT, see "--Failure to Qualify."

     If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the "double taxation," or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

     o We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned.

     o We may be subject to the "alternative minimum tax" on any items of tax preference that we do not distribute or allocate to our shareholders.

     o    We will pay income tax at the highest corporate rate on

          o net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that we hold primarily for sale to customers in the ordinary course of business, and

          o    other non-qualifying income from foreclosure property.

     o We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

     o If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under "--Requirements for Qualification--Income Tests," and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

          o the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by

          o    a fraction intended to reflect our profitability.

     o    If we fail to distribute during a calendar year at least the sum of

          o    85% of our REIT ordinary income for such year,

          o    95% of our REIT capital gain net income for such year, and

          o    any undistributed taxable income from prior periods,

          we will pay a 4% excise tax on the excess of the required distribution over the amount we actually distributed.

     o We may elect to retain and pay income tax on our net long-term capital gain.

     o If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation's basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

          o the amount of gain that we recognize at the time of the sale or disposition, and

          o the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

          The rules described in this paragraph will apply assuming that we make an election under the Treasury regulations.

Requirements for Qualification

     A REIT is a corporation, trust, or association that meets the following requirements:

     1.   It is managed by one or more trustees or directors.

     2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

     3. It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

     4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

     5. At least 100 persons are beneficial owners of its shares or ownership certificates.

     6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

     7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status.

     8. It uses a calendar year for federal income tax purposes and complies with the record keeping requirements of the federal income tax laws.

     9. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

     We must meet the first four requirements during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

     We have issued sufficient common shares with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our declaration of trust restricts the ownership and transfer of the common shares so that we should continue to satisfy requirements 5 and 6. The provisions of the declaration of trust restricting the ownership and transfer of common shares are described in "Description of Shares of Beneficial Interest --Restrictions on Ownership and Transfer."

     A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT. We have two subsidiaries, RAIT General and RAIT Limited and we own all of their capital stock. RAIT General, RAIT Limited and RAIT Partnership also own all of the stock in eight other corporations involved in the ownership of certain of our portfolio assets. Thus, RAIT General, RAIT Limited and the other eight subsidiaries will be ignored as separate entities, and all of their assets, liabilities and items of income, deduction and credit will be treated as our assets, liabilities and items of income, deduction and credit.

     An unincorporated entity, such as a partnership that has a single owner, is not treated as an entity separate from its parent. We own all of RAIT General and RAIT Limited which, in turn, own all of RAIT Partnership, the entity that holds all of our investment assets. Thus, RAIT Partnership will not be treated as an entity separate from us for so long as its only partners are RAIT General and RAIT Limited, and we own all of their capital stock.

     In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, when RAIT Partnership admits a partner other than us, or a qualified REIT subsidiary of us, our proportionate share of the assets, liabilities, and items of income of RAIT Partnership, and those of any other partnership or joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a "subsidiary partnership"), will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

     Tax legislation enacted in 1999 allows a REIT to own up to 100% of the stock of a "taxable REIT subsidiary," or TRS, beginning on January 1, 2001. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the new rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We do not currently have any TRSs, but may form one or more TRSs in the future.

Income Tests

     We must satisfy two gross income tests annually to maintain qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

     o    rents from real property;

     o interest on debt secured by mortgages on real property or on interests in real property; and

     o dividends or other distributions on and gain from the sale of shares in other REITs.

     Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, income from certain interest rate hedging contracts, or any combination of the foregoing. Gross income from any origination fees we obtain or from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

     Where the principal amount of mortgages on a property exceeds the property's fair market value, the Internal Revenue Service may contend that the lender is actually the owner of the property for tax purposes. Since we have acquired and may continue to acquire loans whose principal amount exceeds the fair market value of the underlying property, a recharacterization may occur although the existence of forbearance or other workout arrangements would make it less likely. If we are found to be the owner of real property rather than a mortgagee, our income would consist of the rent from the property rather than interest on our loan. We would generally be entitled to deductions for operating expenses of the property as well as for depreciation. Consequently, as long as the rent qualifies as "rents from real property," it is unlikely that such recharacterization would adversely affect our qualification under the asset tests, income tests or distribution requirements, except as discussed below.

     The term "interest," generally does not include any amount that depends in whole or in part on the income or profits of any person. However, an amount generally will not be

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

excluded from the term "interest" solely because it is based on a fixed percentage or percentages of receipts or sales. In addition, an amount generally will not be excluded from the term "interest" solely because it is based on the income or profits of a debtor if substantially all of the debtor's gross income from the property qualifies as rents from real property if received by a REIT. Furthermore, interest from an appreciation interest based on the sale price of a property will be treated as gain from the sale of the property, which generally is qualifying income for purposes of the 75% and 95% gross income tests.

     Interest, original issue discount and market discount income from our loans generally will be qualifying interest income for purposes of both the 75% and 95% gross income tests. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the value of the property securing the loan on the date we originated or acquired the loan, the portion of the income from the loan derived from the excess principal amount will be qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. In addition, if interest income from a loan is based in part on the borrower's profits or net income, it generally will be disqualified for purposes of both the 75% and 95% gross income tests.

     We have purchased and originated loans that are only indirectly secured by real property and may do so in the future. If a senior loan prevents us from recording a mortgage against the property, the junior note held by us may be collateralized by an unrecorded mortgage, a deed-in-lieu of foreclosure, a pledge of equity interests of the borrower, a purchase option or some other arrangement. As of March 31, 2001, five loans are collateralized with deeds-in-lieu of foreclosure and seven are secured by pledges of equity interests. Interest as well as any original issue discount or market discount income derived from these loans should be qualifying interest income for purposes of both the 75% and 95% gross income tests. It is possible, however, that the Internal Revenue Service would conclude that interest on these loans does not constitute interest from a loan "secured by mortgages on real property or on interests in real property," so that such interest would not qualify for purposes of the 75% gross income test. Since the amount of income from these loans is relatively small, less than 16.0% of gross income, we believe that compliance with the 75% test will be unaffected.

     In the case of wraparound loans, there is authority for the position that only the interest attributable to the amounts advanced by the REIT or a person from whom it acquired the loan will constitute income to the REIT. Under this interpretation, amounts we receive from the borrower that are used to pay debt service on the underlying senior debt would be treated as having been paid directly by the borrower to the senior lender and thus excluded from our gross income. We believe that we have satisfied the income tests regardless of whether all of the interest on our wraparound loans is treated as income or only the interest attributable to the amounts advanced by us is treated as income.

     We may originate or acquire mortgage loans that have appreciation interests. As of March 31, 2001, 16 of our loans had such features. We may be required to recognize income from an appreciation interest over the term of the related loan using a method that generally will result in our recognizing at least some taxable income in advance of the related cash flow.

     A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold "primarily for sale to customers in the ordinary course of a trade or business."

     We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from a foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is any real property, including interests in real property, and any personal property incident to such real property, and any personal property incident to such new property:

     o that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured,

     o for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated, and

     o for which such REIT makes a proper election to treat such property as foreclosure property.

We have no foreclosure property as of the date of this prospectus.

     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

     o on which a lease is entered into with respect to the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

     o on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

     o which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

     Rent that we receive from real property that we own and lease to tenants will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if each of the following conditions are met:

     o The rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

     o Neither we nor a direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS). Rent we receive from a TRS will qualify as "rents from real property" if at least 90% of the leased space of the property is rented to persons other than TRSs and 10%-owned tenants and the amount of rent paid by the TRS is substantially comparable to the rent paid by the other tenants of the property for comparable space.

     o All of the rent received under a lease of real property will not qualify as "rents from real property" unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease. Pursuant to legislation effective January 1, 2001, the allocation of rent between real and personal property is based on the relative fair market values of the real and personal property.

     o We generally must not operate or manage our real property or render services to our tenants, other than through an independent contractor who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an independent contractor, but instead may provide services directly, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "non-customary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS beginning on January 1, 2001. A TRS can provide customary and noncustomary services to our tenants without tainting our rental income.

We believe that the rents we receive meet all of these conditions.

     If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

     o our failure to meet such tests is due to reasonable cause and not due to willful neglect;

     o    we attach a schedule of the sources of our income to our tax return;
          and

     o any incorrect information on the schedule was not due to fraud with intent to evade tax.

     We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in "--Taxation," even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

     To maintain our qualification as a REIT, we also must satisfy two asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

     o    cash or cash items, including certain receivables;

     o    government securities;

     o interests in real property, including leaseholds and options to acquire real property and leaseholds;

     o    interests in mortgages on real property;

     o    stock in other REITs; and

     o investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

Under the second asset test, except for securities in the 75% asset class, securities in a TRS or qualified REIT subsidiary, and certain partnership interests and certain debt obligations:

     o not more than 5% of the value of our total assets may be represented by securities of any one issuer,

     o we may not own securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer, and

     o we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the "10% value test").

In addition, not more than 20% of the value of our total assets may be represented by securities of one or more TRSs.

     Under a special transaction provision, the 10% value test described above will not apply to securities we held on July 12, 1999, provided that the issuer of those securities does not engage in a substantial new line of business or acquire substantial new assets after that date, and provided that we do not acquire additional securities in the issuer after that date. Existing taxable subsidiaries can be converted into TRSs on a tax-free basis at any time before January 1, 2004.

     If the fair market value of the real property securing a mortgage loan equals or exceeds the outstanding principal balance of the loan, the loan will be a qualifying asset. However, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, the excess amount may not be a qualifying asset, although the matter is not free from doubt. An "interest" in real property also generally includes an interest in mortgage loans secured by controlling equity interests in partnerships that own real property, to the extent that the principal balance of the mortgage does not exceed the fair market value of the real property that is allocable to the equity interest. In addition, we have purchased and originated loans that are only indirectly secured by real estate, and we may continue to do so in the future. With respect to 13 of our loans as of March 31, 2001 that are indirectly secured by real estate, five are collateralized with deeds-in-lieu of foreclosure. Counsel is of the opinion that these loans qualify as real estate assets for the purposes of the 75% asset test. We cannot assure you that the Internal Revenue Service will not challenge that position.

     We expect that any loans, real properties and temporary investments that we acquire generally will be qualifying assets for purposes of the 75% asset test, except to the extent that the principal balance of any loan exceeds the value of the associated real property, or to the extent the asset is a loan that is not deemed to be an interest in real property. In the case of wraparound loans, it is uncertain whether the entire wraparound mortgage amount or only the amount of our investment that is in excess of the principal amount of the underlying loans will be considered our asset. We will monitor the status of our acquired assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if:

     o we satisfied the asset tests at the close of the preceding calendar quarter and

     o the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

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

If we did not satisfy the condition described in the first item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     As described above, we may own up to 100% of the stock of TRSs.
TRSs can perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities, as well as provide services to our tenants. We and a taxable subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. Further, there is a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm's-length basis. We may not own more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS. Overall, no more than 20% of our assets can consist of securities of TRSs. We do not currently have any TRSs, but may form one or more TRSs in the future.

Distribution Requirements

     Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

     o    the sum of

          o 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss, and

          o 90% of our after-tax net income, if any, from foreclosure property; minus

     o    the sum of certain items of non-cash income.

     We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration. Although the distribution requirement was reduced from 95% to 90% for taxable years beginning after December 31, 2000, we intend to continue to attempt to distribute 100% of our REIT taxable income.

     We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

     o    85% of our REIT ordinary income for such year,

     o    95% of our REIT capital gain income for such year, and

     o    any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "--Taxation of Taxable U.S. Shareholders." If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

     It is possible that, from time to time, we may experience timing differences between

     o the actual receipt of income and actual payment of deductible expenses and

     o the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income.

For example, we will recognize taxable income in excess of our cash receipts when original issue discount accrues with respect to a loan. Original issue discount generally will accrue taking into account projected prepayments, such as those arising from appreciation interests, but not allowing credit losses to be reflected until they are actually incurred. Also, we may recognize as income taxable market discount income from the proceeds of the sale of, or principal payments from, loans that are "market discount bonds," although such proceeds often will be used to make non-deductible principal payments on related borrowings. "Market discount bonds" are obligations with a stated redemption price at maturity that is greater than our tax basis in such obligations. We also may recognize income in excess of cash receipts if we make wraparound loans where the payments of nondeductible principal we must make on the underlying loans exceed the amount of nontaxable principal we receive from the borrower. There is authority, however, for the position that only the interest on the amount advanced by the wraparound lender is included in the income of a REIT making such a loan; this would reduce or limit the possibility of mismatching. In addition, we may recognize net capital gain attributable to the sale of depreciated property that exceeds our cash receipts from the sale. We also may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a "significant modification" to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan. Finally, we cannot deduct from our REIT taxable income capital losses recognized by us. As a result of these considerations, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred shares or additional common shares.

     Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

     We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding shares. We have complied, and we intend to continue to comply, with such requirements.

Failure to Qualify

     If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we will be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Shareholders

     As long as we qualify as a REIT, a taxable "U.S. shareholder" must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. The term "U.S. shareholder" means a holder of preferred or common shares that for United States federal income tax purposes is:

     o    a citizen or resident of the United States;

     o a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

     o an estate whose income from sources without the United States is includible in gross income for United States federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

     o    any trust with respect to which

          o a United States court is able to exercise primary supervision over its administration and

          o one or more United States persons have the authority to control all of its substantial decisions.

     A U.S. shareholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. shareholder has held our common shares. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on his or her proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in our shares by the amount of its proportionate share of our undistributed long-term capital gain, minus our share of the tax we paid.

     A U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. shareholder's preferred or common shares. Instead, such distribution will reduce the adjusted basis of such preferred or common shares. A U.S. shareholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder's adjusted basis in his or her preferred or common shares as long-term capital gain, or short-term capital gain if the preferred or common shares have been held for one year or less, assuming the preferred or common shares are a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any of these months, the distribution will be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the preferred or common shares will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of preferred or common shares generally will be treated as investment income for purposes of the investment interest limitations. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

     We may recognize taxable income in excess of our economic income (known as "phantom income") in the first years we hold certain investments, and experience an offsetting excess of economic income over our taxable income in later years. As a result, shareholders at times may pay federal income tax on distributions that economically represent a return of capital, rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Taking into account the time value of money, this acceleration of federal income tax liabilities may reduce a shareholder's after-tax return on his or her investment in us to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income. For example, if an investor with a 30% tax rate purchases a taxable bond with an annual interest rate of 10% on its face value, the investor's before-tax return on the investment would be 10% and the investor's after-tax return would be 7%. However, if the same investor purchased our shares at a time when the before-tax rate of return was 10%, the investor's after-tax rate of return on the shares might be somewhat less than 7% as a result of our phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable shareholder will decrease. We will consider the potential effects of phantom income on our taxable shareholders in managing our investments.

Taxation of U.S. Shareholders on the Disposition of Common Shares

     In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her preferred or common shares as long-term capital gain or loss if the U.S. shareholder has held the preferred or common shares for more than one year. However, a U.S. shareholder must treat any loss upon a sale or exchange of preferred or common shares held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the preferred or common shares may be disallowed if the U.S. shareholder purchases other preferred or common shares within 30 days before or after the disposition.

Capital Gains and Losses

     The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 20% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

     We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions unless the holder

     o is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or

     o provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with his or her correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. shareholders, see "--Taxation of Non-U.S. Shareholders."

Taxation of Tax-Exempt Shareholders

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of common or preferred shares with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares must treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if it were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if:

     o the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

     o we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

     o    either

          o one pension trust owns more than 25% of the value of our shares or

          o a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

Taxation of Non-U.S. Shareholders

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the common shares, including any reporting requirements.

     A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

     o a lower treaty rate applies and the non-U.S. shareholder files the required form evidencing eligibility for that reduced rate with us; or

     o the non-U.S. shareholder files an IRS Form 4224 with us claiming that the distribution is effectively connected income.

     A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its preferred or common shares. Instead, such a distribution will reduce the adjusted basis of those preferred or common shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of our preferred or common shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of our preferred or common shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

     We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

     For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from its sale or exchange of "U.S. real property interests" under special provisions of the federal income tax laws known as "FIRPTA". The term "U.S. real property interests" includes certain interests in real property and shares in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount we withhold.

     A non-U.S. shareholder generally will not incur tax under FIRPTA as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our shares. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the preferred shares and the common shares at all times during a specified testing period will not incur tax under FIRPTA if the preferred shares and the common shares are "regularly traded" on an established securities market. If the gain on the sale of the shares were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if

     o the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or

     o the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

State and Local Taxes

     We and/or our shareholders may be subject to taxation by various states and localities, including those in which we or such shareholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the preferred or common shares.

                              SELLING SHAREHOLDERS

     The table shows as of May 23, 2001, and as adjusted to reflect the sale of all 420,000 common shares, certain information regarding the selling shareholders' beneficial ownership of our common shares.

                                                           Before offering                        After offering
                                                  -----------------------------------  -------------------------------------------
                                                                   Common shares
                                                     Shares    registered under this                     Percentage of outstanding
        Selling shareholder                           owned         prospectus           Shares owned        common shares owned
--------------------------------------            ----------- -----------------------  ---------------    -------------------------

Friedman, Billings, Ramsey & Co., Inc. (1)          517,075          172,500              344,575                     3.78%
U.S. Bancorp Piper Jaffray Inc.                     172,500          172,500                  -0-                       -0-
Janney Montgomery Scott LLC                          15,000           15,000                  -0-                       -0-
Legg Mason Wood Walker, Incorporated                 15,000           15,000                  -0-                       -0-
McDonald Investments Inc., a KeyCorp. Company        15,000           15,000                  -0-                       -0-
Sandler O'Neill & Partners L.P.                      15,000           15,000                  -0-                       -0-
Tucker Anthony Incorporated                          15,000           15,000                  -0-                       -0-
                                                    -------          -------              -------
   Total                                            764,575          420,000              344,575

(1) Entities associated with Friedman, Billings, Ramsey & Co., Inc. beneficially own 344,575 of our common shares.

     On March 28, 2001, we raised $36.0 million, after underwriting commissions and before offering expenses, in a public offering registered with the SEC. As part of the offering the underwriters were given a traditional over-allotment option covering 420,000 shares. This option is provided to permit the underwriters to sell additional shares in the public offering to meet demand and to cover the resulting short position with the exercise of the option. Unfortunately, due to a drafting error by our counsel, the shares underlying the option were not included in the registration statement as required by the underwriting agreement, although the over-allotment option and over-allotment shares were disclosed in the prospectus which is part of that registration statement.

     This error has created a risk that we may have a contingent liability arising out of a possible violation of Section 5 of the Securities Act with respect to the 420,000 shares sold short by the underwriters, including contingent liability for refunds on those shares for one year. We do not believe we violated Section 5 and, if any such claim were asserted, we would contest the matter vigorously. Accordingly, we do not believe that our exposure, if any, would be material to our results of operations or financial condition.

     The selling shareholders were the underwriters in the March 28th offering. The 420,000 shares registered on behalf of the selling shareholders are the same shares that would have been registered in the March 28th offering. Certain of the selling shareholders acted as underwriters in connection with our public offering of common shares that was completed on June 29, 1998.

                              PLAN OF DISTRIBUTION

     Our distribution of the common or preferred shares may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the common or preferred shares offered in the supplements.

     We may sell the common or preferred shares in any of four ways:

     o    through underwriters or dealers,

     o through agents who may be deemed to be underwriters as defined in the Securities Act,

     o    directly to one or more purchasers, and

     o    through an at the market offering.

     The prospectus supplement for a particular offering will set forth the terms of the offering, purchase price, the proceeds we received from the offering, any delayed delivery arrangements, and any underwriting arrangements, including any underwriting discounts and other items constituting underwriters' compensation and any discounts or concessions allowed or reallowed or paid to dealers. We may have agreements with the underwriters, dealers and agents who participate in the distribution to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments which they may be required to make.

     If underwriters are used in the sale, the common or preferred shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The common or preferred shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of the common or preferred shares will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement.

     If dealers are utilized in the sale of an offering of common or preferred shares with respect to which this prospectus is delivered, we will sell the shares to the dealers as principals. The dealers may then resell the shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Common or preferred shares may also be offered directly by us or through agents designated by us from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. We will name any agent we use, and the terms of the agency, including any commissions payable by us to the agent, will be set forth in a prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent we use will act on a reasonable best efforts basis for the period of its appointment.

     Common shares may be offered and sold under this prospectus from time to time to purchasers directly by the selling shareholders or their respective pledgees, donees, transferees or successors in interest. Alternatively, the selling shareholders or their respective pledgees, donees, transferees or other successors in interest may from time to time offer and sell common shares under this prospectus through brokers, dealers or agents. These offers and sales may be made from time to time in one or more transactions (which may involve crosses or block trade transactions, with a broker or dealer acting as principal, agent or both)

     o on any exchange or in the over-the-counter market;

     o other than in the over-the-counter market, including privately negotiated transactions; or

     o in settlement of short sales of the common shares, puts, calls and other transactions in our securities or derivatives of our securities (whether listed on an exchange or not).

     The prices at which the common shares are offered or sold may be stipulated by the selling shareholders or negotiated by the parties or at the then-prevailing market prices. Any brokers, dealers or agents involved in the transactions may receive compensation in the form of commissions from the selling shareholders or their respective transferees and/or the purchasers of common shares for whom they may act as agent. The selling shareholders will be, and their respective transferees and any brokers, dealers or agents that participate in the distribution of common shares under this prospectus may be, deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of common shares by them, and any commissions received by any brokers, dealers or agents, will be deemed to be underwriting commissions under the Securities Act.

     At the time a particular offer of common shares is made under this prospectus by the selling shareholders or their respective pledgees, donees or transferees, a prospectus supplement, if required, may be distributed, which will show the name of any transferees of the common shares, any broker-dealers or agents and any commissions and other terms constituting compensation from the selling shareholders and any other required information. Common shares may be sold under this prospectus from time to time at varying prices determined at the time of sale or at negotiated prices.

     In certain states, common shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, common shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

     Any common shares sold pursuant to a prospectus supplement will be listed on the American Stock Exchange. Preferred shares may or may not be listed on a national securities exchange.

                                 USE OF PROCEEDS

     Except as otherwise set forth in a supplement to this prospectus, we intend to use the net proceeds from the sale of the common or preferred shares offered by us to originate and acquire loans and acquire property interests. Pending investment, the net proceeds of a sale will be held in interest-bearing bank accounts or invested in readily marketable, interest-bearing securities. We will not receive any of the proceeds from the selling shareholders' sale of their respective common shares.


                                     EXPERTS

     Grant Thornton LLP, independent certified public accountants, audited our consolidated financial statements and related financial statement schedules incorporated by reference in this prospectus. These documents are incorporated by reference in this prospectus in reliance upon the report of Grant Thornton LLP, given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

     Ballard Spahr Andrews & Ingersoll, LLP will issue an opinion about the legality of the common or preferred shares offered by this prospectus. In addition, the description of federal income tax consequences in "Federal Income Tax Consequences of Our Status as a REIT" is based upon an opinion of Ledgewood Law Firm, P.C. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                       WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents, upon payment of a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the SEC internet site at http://www.sec.gov.

     You may also read and copy this information at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to documents we have filed with the SEC which are not included in this prospectus. The information incorporated by reference is considered part of this prospectus, and later information that we file with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

     o    Annual Report on Form 10-K for the year ended December 31, 2000,

     o    Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and

     o The description of our common shares contained in Form 8-A/A dated January 2, 1998.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     RAIT Investment Trust
     ATTN: Ellen J. DiStefano
     Vice President and Chief Financial Officer
     1818 Market Street, 28th Floor
     Philadelphia, Pennsylvania  19103
     (215) 861-7900

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of our common or preferred shares in any state where the offer or solicitation is not authorized. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

     The statements that we make in this prospectus about the contents of any other documents are not necessarily complete, and are qualified in their entirety by referring you to the copy of that document, which is filed as an exhibit to the registration statement. You can obtain copies of these documents from the SEC or from us, as described above.

================================================================================
No person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized representations or information. This prospectus supplement and the accompanying prospectus are an offer to sell only the common shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

                            ------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Supplement
---------------------

Forward Looking Statements ..............................................    S-2

Our Company .............................................................    S-3

Recent Developments .....................................................    S-3

The Offering ............................................................    S-3

Use of Proceeds .........................................................    S-4

Capitalization ..........................................................    S-4

Supplemental Federal Income Tax
  Consequences of Our Status as a REIT...................................    S-5

Underwriting ............................................................    S-5

Experts .................................................................    S-6

Legal Opinions ..........................................................    S-7


Prospectus
----------

Risk Factors ............................................................      2

Our Company .............................................................     13

Description of Shares of Beneficial Interest ............................     17

Certain Provisions of Maryland Law and of Our Declaration of Trust and
  Bylaws.................................................................     20

Federal Income Tax Consequences of Our
  Status as a REIT.......................................................     25

Selling Shareholders ....................................................     44

Plan of Distribution ....................................................     44

Use of Proceeds .........................................................     45

Experts .................................................................     45

Legal Opinions ..........................................................     45

Where You Can Find More Information .....................................     46

================================================================================

================================================================================







                                2,100,000 Shares








                                [GRAPHIC OMITTED]









                                  Common Shares







                              ---------------------
                              PROSPECTUS SUPPLEMENT
                              ---------------------






                            FRIEDMAN BILLINGS RAMSEY


                           U.S. BANCORP PIPER JAFFRAY










                                 July   , 2001



================================================================================